UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) ____ **April 27, 2006** _____



ARCHER-DANIELS-MIDLAND COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**1-44**	**41-0129150**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4666 Faries Parkway
Decatur, Illinois   **62526**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: **(217) 424-5200**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   **Entry into a Material Definitive Agreement**

On April 27, 2006, the Board of Directors (the "Board") of Archer-Daniels-Midland Company ("ADM") approved an agreement (the "Agreement") covering the terms of employment for Patricia A. Woertz in connection with her election as President and Chief Executive Officer of ADM as described below in Item 5.02. The Agreement is attached as Exhibit 10.1 to this Current Report on Form 8-K and the terms thereof are incorporated by reference into this Item 1.01.

Item 5.02   **Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers**

On April 28, 2006, ADM announced the resignation of G. Allen Andreas as President and Chief Executive Officer of ADM, effective as of May 1, 2006 (the "Effective Date"). Mr. Andreas will continue to serve as the Chairman of the Board of Directors of ADM. A copy of the press release announcing his resignation as President and Chief Executive Officer is attached as Exhibit 99.1 to this Current Report on Form 8-K.

On April 28, 2006, ADM announced the election of Patricia A. Woertz as the Company's President and Chief Executive Officer and a member of the Company's Board of Directors effective as of the Effective Date. A copy of the press release announcing her election is attached as Exhibit 99.1 to this Current Report on Form 8-K. Biographical information for Ms. Woertz is included in the press release and incorporated by reference into this Item 5.02. Ms. Woertz's election to any committees of the Board of Directors will occur at a later date and will be disclosed at that time.

Ms. Woertz will be employed as President and Chief Executive Officer under the terms of the Agreement, which is described in Item 1.01 above and attached as Exhibit 10.1 to this Current Report on Form 8-K. Item 1.01 is incorporated by reference into this Item 5.02(c)(3).

Item 9.01   **Financial Statements and Exhibits**.

(d) Exhibits   The following exhibits are filed herewith:

     10.1   Agreement Regarding Terms of Employment dated April 27, 2006 with Patricia A. Woertz

     99.1   Press Release dated April 28, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCHER-DANIELS-MIDLAND COMPANY

Date: May 1, 2006   By   /s/ David J. Smith
                                           David J. Smith
                                           Executive Vice President, Secretary and
                                             General Counsel

EXHIBIT INDEX

Exhibit	Description	Method of Filing
10.1	Agreement Regarding Terms of Employment dated April 27, 2006 with Patricia A. Woertz	Filed Electronically
99.1	Press Release dated April 28, 2006	Filed Electronically

M1:1315754.05

TERMS OF EMPLOYMENT

**PATRICIA A. WOERTZ ("EXECUTIVE") AND
ARCHER-DANIELS-MIDLAND CO. ("COMPANY")**

Executive and the Company hereby agree to the following terms of Executive's employment with the Company:

1.   Title of Chief Executive Officer & President, reporting directly to the Board of Directors. As of the Start Date, Executive will serve as a member of the Board.

2.   Start date on May 1, 2006.

3.   Annual base salary of $1,200,000 to be reviewed annually on the same schedule as other senior executives, but initially not before 12 months. There shall be no salary reduction below the amount in effect on the date hereof as a result of subsequent salary reviews. Salary shall be paid according to the regular Company payroll process.

4.   A target annual bonus of at least 125% of base salary. Payment of a target bonus shall be guaranteed for (i) the remainder of fiscal 2006 prorated for the number of months employed as a fraction of 12, and (ii) for fiscal 2007. Any additional annual bonus awards for exceptional performance would be as determined in the discretion of the Board.

5.   An annual long-term incentive grant the first of which shall have a present value of at least $6.5 million effective on the date of commencement of Executive's employment and allocated approximately 25% in stock options (based on the Black-Scholes value as of April 27, 2006) and 75% in restricted shares (based on the Black-Scholes value as of April 27, 2006) pursuant to the Company's 2002 Incentive Compensation Plan ("Plan").

        (a)   Option terms and provisions shall be as specified under the Company's stock option agreement as applicable to other senior executives under the Plan including a 10-year term, five-year installment vesting (20% on each anniversary of the grant date), continued vesting and full-term to exercise following "retirement" or "disability" (as defined in the Plan), full vesting upon a Change in Control (as defined in the Plan), and full vesting and full-term to exercise upon death.

        (b)   Restricted stock terms and provisions shall be as specified under the Company's restricted stock award agreement as applicable to other senior executives under the Plan, including voting rights and cash dividends from the grant date, 100% cliff-vesting for continued employment through the third anniversary of the grant date, continued vesting following retirement or disability, and full vesting upon death or upon a Change in Control.

6.   Commencing with annual grants awarded in 2007, an annual long-term incentive grant as determined in the discretion of the Compensation Committee commensurate with Executive's position relative to grants awarded to other senior officers of the Company, with a vesting schedule and other terms and conditions applicable generally to grants to other senior officers.

7.   A one-time sign-on grant of $1.5 million, comprised one-third of cash payable with the Executive's first regular payroll check and two-thirds of restricted stock valued on the date of

commencement of Executive's employment in the manner provided at 5, above. These restricted shares will vest fully if Executive is continuously employed through the first anniversary of the Start Date and otherwise be subject to the terms and conditions at 5(b), above.

8. Pension benefit calculated under the same provisions as for other senior executives, but with (i) the total benefit, based on covered compensation defined as Executive's base salary plus target annual bonus for, the 60 highest average consecutive months of the last 180 months employed, (ii) the non-qualified portion shall be fully vested to the extent of the Executive's accrued benefit, and (iii) the non-qualified portion shall be payable in a lump-sum six months after Executive's separation of service unless voluntarily deferred by Executive in compliance with rules under Internal Revenue Code Section 409A.

    (a) The lump-sum payment will be calculated using the qualified plan statutory lump-sum method (Code Section 417(e)(3)), which currently stipulates the 30-year Treasury rate and GAM 1994 Unisex Mortality Table after first giving effect to any applicable early retirement subsidies set forth in the plan.

9. Other benefits and perquisites comparable to the predecessor CEO or, if more favorable, other senior officers.

10. Reimbursement for reasonable relocation expenses. The place of the Executive's employment shall be in the state of Illinois and the Executive is required to immediately relocate to Illinois in connection with accepting employment with the Company. Accordingly, Executive shall be provided reimbursement for reasonable relocation expenses including, but not be limited to, provision for a suitable furnished apartment for transition housing for up to 12 months. Any amount that is taxable to the Executive shall be grossed-up by the Company.

11. Severance upon a covered termination as follows:

    (a) If unrelated to a Change in Control, two years' base salary plus target annual bonus amount paid in equal installments on the regular payroll schedule, two years of benefit continuation, two years of accelerated equity vesting, and two years of pension coverage (age, service, and imputed covered compensation under the applicable plan at current rate for severance period).

    (b) If related to (*i.e.*, prior to and in connection with, or within two years following) a Change in Control, one additional year of severance (*i.e.*, three times the sum of base salary and target bonus) with the total severance amount payable in a lump-sum at termination, full vesting of equity, gross-up for excise tax under Internal Revenue Code Section 280G, three years of benefit continuation, and three years of pension coverage (age, service, and imputed covered compensation under the applicable plan at current rate for severance period), and other terms and provisions to be developed with the Board.

    (c) "Covered termination" to include any involuntary termination by the Board except for "cause," and voluntary termination by the executive for "good reason," as defined on the Attachment.

    (d) As a condition for receiving severance, Executive shall agree to release the Company from all claims as well as to abide by reasonable post-employment restrictive covenants (*e.g.*, non-competition with principal direct competitors, and non-solicitation of employees, customers and suppliers, in each case for two years following employment termination; non-disparagement of the Company and Board; *etc*.).

12. <u>Approval</u> – To be effective, these terms of employment shall be subject to approval by the Board of Directors.

13. <u>Other miscellaneous</u> points, as follows:

(a) Executive will be covered by D&O insurance comparable to that provided to the predecessor CEO, and in no event less than provided to other directors. Such insurance coverage shall continue in effect both during the employment period and, while potential liability exists, thereafter, to the same extent as provided to directors after cessation of Board membership.

(b) The Company shall indemnify the Executive and hold her harmless to the fullest extent permitted by law and under the by-laws of the Company against, and in respect to, any and all actions, suits, proceedings, claims, demands, judgments, costs, expenses (including reasonable attorney fees), losses and damages resulting from the Executive's good faith performance of her duties and obligations with the Company and reasonable belief that such performance is in, and not opposed to, the best interests of the Company.

(c) All amounts payable hereunder are subject to modification to comply with Section 409A.

(d) These terms of employment may be executed in counterparts, taken together constituting one and the same agreement.

(e) This agreement shall inure to the benefit of and be enforceable by the Executive's legal representatives. This agreement shall inure to the benefit of and be binding upon the Company and its successors and assigns.

(f) This agreement shall be governed by and construed in accordance with the laws of the State of Illinois, without regard to any state's principles of conflict of laws.

Agreed and accepted by the parties hereto:

April 27, 2006

Archer-Daniels-Midland Co.

By: /s/ Kelvin R. Westbrook

Its: Chairman, Select Committee

Executive

/s/ Patricia A. Woertz
Patricia A. Woertz

ATTACHMENT

DEFINITIONS

"**Cause**" shall mean:

(a) Executive's indictment for or conviction of (or a plea of guilty or nolo contendere to) a felony or any crime involving dishonesty, fraud, theft or financial impropriety; provided, any termination ostensibly for Cause based such an indictment that does not result in a conviction of (or a plea of guilty or nolo contendere to) a felony or other such crime, above, shall be deemed a termination without Cause as of the date of such termination; or

(b) a determination by the Board that Executive has (i) willfully and continuously failed to perform substantially her duties (other than any such failure resulting from the Executive's disability or incapacity due to bodily injury or physical or mental illness), which failure has continued for a period of at least thirty days following delivery of a written demand for substantial performance is delivered to Executive by the Board which specifically identifies the manner in which the Board believes that Executive has not substantially performed her duties, (ii) engaged in a material act of dishonesty, or gross misconduct in the cause of her employment injurious to the Company, or (iii) willfully violated a material requirement of the Company's code of conduct or her fiduciary duty to the Company. No act or failure to act on Executive's part shall be considered "willful" unless it is done, or omitted to be done, by Executive in bad faith or without reasonable belief that Executive's action or omission was in, and not opposed to, the best interests of the Company.

(c) Notwithstanding the foregoing, the Company may not terminate Executive's employment for Cause unless and until (i) Executive is given three days advance written notice of the Board meeting called to make such determination, (ii) Executive and her legal counsel are given the opportunity to address such meeting, and (iii) a majority of the Company's Board determines that Cause exists (specifying the particulars thereof), and approves the termination of Executive for Cause.

"**Good Reason**" shall mean, without Executive's express written consent, the occurrence of any of the following events:

(a)   an adverse change in Executive's status or positions as President and Chief Executive Officer of the Company (including as a result of a material diminution in Executive's duties or responsibilities), or any removal of Executive from or any failure to reappoint or reelect Executive to such positions (except in connection with the termination of Executive's employment for Cause or disability, as a result of Executive's death or by Executive other than for Good Reason);

(b)   any reduction in Executive's base salary or target annual bonus;

(c)   Executive being required to relocate to a principal place of employment more than 50 miles from the Company's headquarters;

(d)   the failure by the shareholders of the Company to elect or to reelect Executive as a director or the removal of Executive from such position; or

(e)   the failure of the Company to obtain an agreement from any successor to all or substantially all of the assets or business of the Company to assume and agree to perform this Agreement within fifteen days after a merger, consolidation, sale or similar transaction.

M1:1316157.01



Archer Daniels Midland Company
4666 Faries Parkway
Decatur, IL 62526

News Release

April 28, 2006   FOR IMMEDIATE RELEASE

ADM NAMES PATRICIA A. WOERTZ CEO AND PRESIDENT,
G. ALLEN ANDREAS CONTINUES AS CHAIRMAN OF THE BOARD

Archer Daniels Midland Company (NYSE: ADM), one of the world's largest agricultural processors, today announced that Patricia A. Woertz has been selected as President, Chief Executive Officer and member of the Board of Directors, succeeding G. Allen Andreas, who remains as Chairman of the Board.

Woertz, 53, most recently was Executive Vice President of Chevron Corporation, in charge of the oil company's "downstream" operations, including refining, marketing, lubricant, supply and trading businesses in 180 countries, with more than $100 billion in annual revenues and a global workforce of 30,000. Chevron is one of the world's leading energy companies, and Woertz was one of the highest-ranking executives in the energy industry.

"Pat Woertz is a proven executive with an exceptional blend of strategic, analytic, business and leadership skills," said Andreas. "Her selection was endorsed unanimously by our Board of Directors, and we are confident that she is the ideal person to sustain ADM's strong performance and lead the Company into the next chapter of its history."

Woertz becomes only the 8th CEO in the 104-year history of ADM.

Commenting on her appointment, Woertz said:

"I am honored and excited to be part of the ADM organization and look forward to working with its outstanding leadership team and Board of Directors. ADM is one of the leading agricultural companies in the world, with a long tradition of applying innovation and resourcefulness to feed and fuel the world. While most of my executive experience has been in the field of energy, there are considerable similarities in commodity-based businesses as we build competitive advantages across the value chain."

(Continued)

"ADM's Board sought a CEO with outstanding credentials and experience in leading a complex, global business and a track record of outstanding operating performance," said O. Glenn Webb, lead Director and member of the select committee of ADM's Board of Directors. "Pat met all of our Board's criteria. She has delivered record earnings and returns at Chevron and has further distinguished herself working with a diverse range of government, community and commercial stakeholders. She has also been widely admired for her integrity, her high ethical standards and her collegial and collaborative leadership style."

Prior to becoming Executive Vice President at Chevron in 2001, Woertz was President of Chevron Products Co. since November 1998. In January 1996, she was named President of Chevron International Oil Co. and a Vice President of logistics and trading for Chevron Products Co. In October 1993, she was named President of Chevron Canada Ltd., a refining and marketing company and a wholly-owned subsidiary of Chevron Corp.

Woertz started her career as a certified public accountant with Ernst & Young. In 1977, she joined Gulf Oil Corporation in Pittsburgh and held positions in refining and marketing, strategic planning and finance. From 1985 to 1987, during the merger of Gulf and Chevron, she worked on asset divestitures as part of the debt-reduction process. In 1989, she became finance manager with Chevron Information Technology Co. and, in 1991, was named head of strategic planning at Chevron.

A native of Pittsburgh, Woertz earned her Bachelor of Science degree from Pennsylvania State University and also is a graduate of Columbia University's International Executive Development Program. She serves on the Board of Trustees of the University of San Diego and on the Board of Visitors of Pennsylvania State University. In addition, she was formerly a director of the American Petroleum Institute. *Fortune* magazine has named Woertz one of the top ten most powerful women in business every year since 2000.

Archer Daniels Midland Company (ADM) is a world leader in agricultural processing and fermentation technology. ADM is one of the world's largest processors of soybeans, corn, wheat and cocoa. ADM is also a leader in the production of soybean oil and meal, ethanol, corn sweeteners and flour. In addition, ADM produces value-added food and feed ingredients. Headquartered in Decatur, Illinois, ADM has over 25,000 employees, more than 250 processing plants and net sales for the fiscal year ended June 30, 2005 of $35.9 billion. Additional information can be found on ADM's Web site at http://www.admworld.com.

###

From: Brian Peterson, Senior Vice President-Corporate Affairs
217/424-5413